EXHIBIT 99.1

Top Ships Inc. Announces New Time Charter Employment at Very Strong Rate and Updated Revenue Backlog of $280 Million

ATHENS, Greece, Feb. 13, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (NASDAQ: TOPS) (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has entered into a time charter employment contract with a high-quality counterparty for its product/chemical tanker M/T Eco Marina Del Rey. The new time charter will commence immediately after the expiry of the present time charter employment contract in the 1st quarter of 2024 and will have a firm duration of 3 years with an additional year at the charterer’s option.

The revenue backlog expected to be generated by this fixture is about $22.4 million for the firm period and about $30.6 million if the charterer exercises the option to extend for one additional year.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very happy to have concluded this new fixture of M/T Eco Marina Del Rey more than a year ahead of the expiry of its present employment and at a daily rate which is about 36% higher than the current rate, thereby taking advantage of the strong rates prevailing in the current tanker market. After considering this fixture, the total gross revenue backlog for the firm time charter period of our operating vessels, as of December 31, 2022, stands at about $259 million, increasing to about $280 million when adding the 50% of our joint venture vessels.

Following the abovementioned time charters, the Company’s currently-contracted projected charter coverage is as follows:

Year	Operating fleet
2023	100%
2024	80%
2025	29%
2026	25%
2027	15%
2028 to Q1 2037	13%”

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org